UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March  2020

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Exact Name of Registrant as Specified in Its Charter)

Chemin des Mines 9,

CH-1202 Geneva,

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Addex Therapeutics Ltd, dated March 18, 2020, in respect of delayed start of Dipraglurant pivotal study and reporting 2019 full year audited results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd

	By:	/s/ Tim Dyer
Name: Tim Dyer
Date: March 18, 2020		Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit
No.	Description
99.1	Press release dated March 18, 2020

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